SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

This filing amends the filing on Form 6-K submitted to the Securities and Exchange Commission by Korea Electric Power Corporation (“KEPCO”) on January 21, 2010.

On January 21, 2010, KEPCO completed, on a preliminary basis, revaluation of certain tangible assets of KEPCO, its six wholly-owned generation subsidiaries and Korea Plant Service & Engineering, a wholly-owned subsidiary of KEPCO engaged in plant services. The revaluation was undertaken for purposes of determining the deemed cost of such assets in compliance with the requirements of the International Financial Reporting Standards (“IFRS”). Beginning in 2011, KEPCO is required to prepare its consolidated financial statements under the IFRS. The revaluation used January 1, 2010 as the reference date. The assets subjected to revaluation consisted of land, buildings, structure and machinery.

The IFRS requires that the accounting treatment of electricity transmission access facilities be changed to classify them as lease receivables instead of tangible assets. Such change in accounting treatment will be applied retroactively from January 1, 2007. Accordingly, as of January 1, 2010, which is the beginning date of KEPCO’s balance sheet under the newly adopted IFRS, KEPCO’s tangible assets did not include any electricity transmission access facilities. As a result, the assets subject to revaluation after considering the revised accounting treatment consisted of 330 buildings, 399,999 items of machinery and 633,541 structures instead of 332 buildings, 402,142 items of machinery and 644,663 structures as revalued previously.

The table below shows the results of asset revaluation with respect to KEPCO on both a non-consolidated basis and a combined basis (namely together with the results of asset revaluation for its seven subsidiaries) after considering the lease-related accounting change compared to the preliminary results of asset revaluation prior to considering such accounting change.

Combined (namely for KEPCO and Its Seven Subsidiaries)

	Prior to the lease-related accounting change (as filed on January 21, 2010)			Following the lease-related accounting change (as filed today)
	Original book value (A)	Revalued amount (B)	Accounting impact (or increase in assets) (B) – (A)	Original book value (A)	Revalued amount (B)	Accounting impact (or increase in assets) (B) – (A)
	(in billions of Won)
Land	3,846	10,985	7,139	3,778	10,787	7,009
Buildings	3,485	4,433	948	3,233	4,431	1,199
Machinery	16,742	26,903	10,161	16,752	26,676	9,924
Structure	12,209	16,285	4,076	11,334	15,040	3,706
Equipment	12	14	2	12	14	2

Total	36,294	58,620	22,326	35,109	56,948	21,839

On a Non-Consolidated Basis (for KEPCO only)

	Prior to the lease-related accounting change (as filed on January 21, 2010)			Following the lease-related accounting change (as filed today)
	Original book value (A)	Revalued amount (B)	Accounting impact (or increase in assets) (B) – (A)	Original book value (A)	Revalued amount (B)	Accounting impact (or increase in assets) (B) – (A)
	(in billions of Won)
Land	1,813	6,080	4,266	1,819	6,058	4,239
Buildings	493	580	87	478	578	100
Machinery	5,264	8,622	3,359	5,093	8,396	3,303
Structure	11,595	15,186	3,591	10,721	13,941	3,220

Total	19,165	30,468	11,303	18,111	28,973	10,862

The total accounting impact in the amount of Won 10,862 billion accounts for 15.5% of the total assets of KEPCO on a non-consolidated basis as of January 1, 2010.

As a result of the revised results of asset revaluation, retained earnings increased by Won 8,448 billion instead of by Won 8,568 billion due to an increase in assets and deferred tax liabilities increased by Won 2,414 billion instead of by Won 2,753 billion due to an increase in liabilities.

The asset revaluation for KEPCO’s seven subsidiaries consisting of its six wholly-owned generation subsidiaries and Korea Plant Service & Engineering resulted in an increase of assets in the aggregate amount of Won 10,977 billion, which together with the increase in assets by Won 10,862 billion from the asset revaluation of KEPCO on a non-consolidated basis, amounts to Won 21,839 billion.

The foregoing results of asset revaluation will be reflected in the financial statements of KEPCO for fiscal year 2011.

The book value and the revalued amount set forth in the tables above are preliminary and are subject to change during the course of internal book closing. The expected accounting impacts, including amounts and methodology, noted above are subject to change during the course of audit by KEPCO’s independent auditors. In the event of any material change in the foregoing information, KEPCO plans to make an amended disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: August 20, 2010

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